Filed by Boston Scientific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation
Commission File No.: 001-13388

The following material was distributed and/or made available today, January 18, 2006, to analysts and Boston Scientific and Guidant shareholders.

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Creating a Global Leader in Cardiovascular Devices

Superior Offer to Guidant Corporation

January 18, 2006

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Safe Harbor: Forward-Looking Statements

This presentation contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific.  Relevant risks and uncertainties include those referenced in Boston Scientific’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment.  Risks and uncertainties relating to the proposed transaction include: Boston Scientific and Guidant will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Boston Scientific assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Safe Harbor: Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.

Agenda

CEO Perspective	Jim Tobin
President & Chief Executive Officer

The Combination’s Key Value Drivers	Paul LaViolette
Chief Operating Officer

Transaction & Financial Implications	Larry Best
Chief Financial Officer

CEO Perspective

Jim Tobin

Overview

•                  Transaction drivers

•                  Due diligence

•                  Definitive agreement

•                  Antitrust discussions

•                  Integration

Key Value Drivers of the Combination

Paul LaViolette

Key Value Drivers

•                  Achieving enhanced growth and diversification

•                  Acquiring a leading CRM position

•                  Adding a second drug-eluting stent program

•                  Transforming operating capabilities

Achieving Enhanced Diversification and Higher Growth

Boston Scientific Sales Breakdown

[CHART]

Combined Pro Forma Sales Breakdown

[CHART]

Preeminent pure-play in medical devices

Source:                              BSC Management estimates. Figures shown assume 2006 full year of combined operation, adjusted for planned Guidant asset divestitures.

Key Value Drivers
Acquiring Leading Business in High Growth CRM Segment

  Worldwide Sales

(Dollars in Billions)

[CHART]

Forecasted
‘06 – ‘08
CAGR

Total	12%

ICDs	10%

CRT-Ds	23%

Pacemakers	3%

Source:  Wall Street Research.

Key Value Drivers
CRM Market Position Recovery Goals

[CHART]

Source: Company estimates.

Key Value Drivers
Adding Second DES Platform into Growing Market

[CHART]

Source: Company estimates.

Creating Transformational Capabilities and Leadership

(Dollars in Billions)

2006E Cardiovascular Device Sales

[CHART]

2006E Medical Device Sales

[CHART]

Note:  BSC-Guidant based on Wall Street Case and Company estimates, reflecting full year of combined operation adjusted for planned Guidant asset divestitures. All others based on Wall Street Research.

Transaction Overview

Larry Best

Transaction Overview

• Offer Price:	$80.00 per share(1)

• Consideration:	52.5% cash / 47.5% stock(2)

• Premium to J&J Offer:	13% over $71.00(3)

• Collar:	$22.62 - $28.86(4)

• Pro Forma Ownership:	63% for BSC shareholders,
37% for Guidant shareholders(2)

• Conditions:	BSC and Guidant shareholder votes
Antitrust clearances

(1)       Based on BSC’s closing price of $25.20 on January 13, 2006, $80 offer implies an exchange ratio of 1.5079 BSC shares and $42.00 cash per Guidant share.

(2)       Assuming closing prices as of January 13, 2006 and current share/options information. Actual numbers are subject to change.

(3)       Based on J&J’s closing price of $61.82 on January 13, 2006, and J&J’s revised offer of 0.493 J&J share and $40.52 cash per Guidant share.

(4)       Implies exchange ratios of 1.6799 and 1.3167 BSC shares, respectively, and $42.00 cash per Guidant share.

The Abbott Agreement
Vascular Businesses Divestiture

(Dollars in Billions)
VI/ES Asset Sale	$4.1
BSC Equity Sale	1.4
ABT Subordinated Loan @ 4%	0.9
Subtotal Upfront	$6.4

Xience Milestones	0.5
Total	$6.9

Abbott provides significant funding and commitment to BSC

The Abbott Agreement
DES Sharing

•                  BSC to share rights to Guidant’s DES portfolio

•                  Worldwide interim supply agreement of commercial DES products – through 2010 / 2012

Financial Implications

BSC Enhanced Growth Profile

(Dollars in Billions)

Pro-Forma
Combined Sales

[CHART]

Pro-Forma
Operating Cash Flow

[CHART]

Note: Based on Wall Street Case and Company estimates for Guidant’s business, adjusted for planned Guidant divestitures.

Rapid Deleveraging
$80 Per Share and New Abbott Agreement

(Dollars in Billions)

	Combined Pro Forma
	3/31/2006	2006	2007	2008	2009	2010

Gross Debt	11.0	11.3	9.6	7.6	6.0	6.0

Cash	0.4	1.2	1.3	1.5	2.1	4.7

Net Debt	10.6	10.1	8.3	6.1	3.9	1.3

Strong Cash Flow Allows for Rapid Debt Repayment

Note: Based on Wall Street Case and Company estimates for Guidant’s business, adjusted for planned Guidant divestitures.

Maintaining Investment Grade
Credit Statistics

	BSC LTM 9/30/05(1)		Pro Forma LTM 3/31/06(2)		Pro Forma LTM 12/31/08(2)

Gross Debt / EBITDA	1.6	x	4.0	x	1.8	x

Net Debt / EBITDA	1.0	x	3.8	x	1.4	x

FFO / Gross Debt	42%		16%		39%

FFO / Net Debt	66%		17%		50%

Net Debt / Capitalization	25%		38%		21%

Strong cash flow and debt repayment support investment grade credit ratings

(1)  Debt as of September 30, 2005 filing, pro forma for $750 million bond offering priced on November 14, 2005, proceeds of which used towards repayment of CP balances. LTM 9/30/05 EBITDA includes Medinol litigation settlement of $780 million and non-cash in-process R&D expense of $203 million. LTM 9/30/05 Funds From Operations includes Medinol litigation settlement.

(2)  Based on Wall Street Case and Company estimates for Guidant’s business, adjusted for planned Guidant divestitures.

Shareholder Value Creation

Shareholder Value Creation

•                  Diversification and growth profile should deliver P/E multiple expansion

•                  Our goal is to exceed Wall Street current earnings consensus

BSC Stock Has Delivered Superior Shareholder Returns

Relative Shareholder Returns(1)

	Last 5 Years	Since IPO(2)

Boston Scientific	236%	489%

Johnson & Johnson	31%	419%

S&P 500	(2%)	209%

(1)  FactSet as of January 13, 2006.

(2)  BSC IPO on May 18, 1992.

Our $80 Offer Represents More Than $80

Wall Street believes the faster growth, enhanced diversification and greater scale should lead to a significantly higher share price for BSC with Guidant

		Increase	Incremental Value to	Total Value to GDT
Firm / Date	Target Price	From Current(1)	GDT Shareholders(2)	Shareholders(3)

AG Edwards (1/13/06)	$42.00	66.7%	$25.33	$105.33
FTN Midwest (1/12/06)	37.00	46.8%	17.79	97.79
Sanford Bernstein (1/10/06)	35.50	40.9%	15.53	95.53
Harris Nesbitt (1/17/06)	35.00	38.9%	14.78	94.78
JMP Securities (1/13/06)	34.00	34.9%	13.27	93.27
UBS (1/17/06)	34.00	34.9%	13.27	93.27
Jefferies (1/17/06)	34.00	34.9%	13.27	93.27
Deutsche Bank (1/12/06)	31.00	23.0%	8.75	88.75
Leerink Swann (1/10/06)	31.00	23.0%	8.75	88.75
Lehman Brothers (1/17/06)	30.50	21.0%	7.99	87.99

Wall Street BSC Consensus	$34.40	36.5%	$13.87	$93.87

Wall Street J&J Consensus	$70.08	13.4%	$4.07	$75.07

(1)       Note:  Based on BSC closing price of $25.20 and J&J closing price of $61.82 as of January 13, 2006.

(2)       Calculated by $ increase over current price multiplied by exchange ratio (.493 for J&J/GDT and assumes 1.5079 for BSC/GDT based on BSC closing price of $25.20 for illustrative purposes).

(3)       Calculated by adding the incremental value to GDT plus offer price per share ($80 for BSC and $71 for J&J).

Roadmap to Completion

Roadmap to Completing the Transaction

•                  Completed confirmatory due diligence

•                  Discussions with antitrust agencies

•                  Discussions with rating agencies

•                  Definitive divestiture agreement with Abbott

•                  Definitive merger agreement delivered to Guidant

•                  Boston Scientific and Guidant enter into a definitive agreement in January

•                  Antitrust filings and approvals

•                  Boston Scientific and Guidant shareholder votes in Q1 2006

•                  Transaction expected to close in Q1 2006

BSC Anticipated Closing Timeline

January 2006							February 2006							March 2006
S	M	T	W	T	F	S	S	M	T	W	T	F	S	S	M	T	W	T	F	S
1	2	3	4	5	6	7				1	2	3	4				1	2	3	4
8	9	10	11	12	13	14	5	6	7	8	9	10	11	5	6	7	8	9	10	11
15	16	17	18	19	20	21	12	13	14	15	16	17	18	12	13	14	15	16	17	18
22	23	24	25	26	27	28	19	20	21	22	23	24	25	19	20	21	22	23	24	25
29	30	31					26	27	28					26	27	28	29	30	31

Date	Event

January 17, 2006	Deliver revised offer to Guidant; Guidant declares revised offer “superior” and notifies J&J of its intention to terminate the merger agreement with J&J (starts five business day clock)

Late January	Guidant terminates merger agreement with J&J and enters into merger agreement with BSC

Late January	BSC files proxy statement/prospectus (S-4) with the SEC

Mid February	Continue current ongoing detailed discussions with FTC staff

Late February	SEC declares proxy statement/prospectus effective*

Early March	Commence mailing of proxy statement/prospectus to BSC and Guidant shareholders

Mid March	Receive FTC staff recommendation (6-8 weeks from now)

Late March	Receive FTC approval

March 31, 2006

BSC shareholders’ meeting to approve the amendment to the certificate of incorporation and share issuance; Guidant shareholders’ meeting to approve the merger; assuming receipt of shareholder approvals, close the merger

* Assumes little to no SEC review of proxy statement/prospectus.

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